October 26, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington D.C. 20549

Attention: Office of Trade and Services

Re:    StoneMor Inc.

Form 10-K for Fiscal Year Ended December 31, 2020

Filed March 25, 2021

File No. 001-39172

Gentlemen:

StoneMor Inc. (the “Company”) submits the following response to the comment raised in your letter dated September 23, 2021 with respect to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2020. In order to facilitate your review, the staff’s comment is set forth in full below, followed by the Company’s response.

StoneMor Inc. Audited Financial Statements for the Years Ended December 31, 2020 and 2019

Notes To Consolidated Financial Statements

Note 1.     Basis of Presentation and Principles of Consolidation, page 54

1.    Please explain to us the rationale in the accounting literature for not consolidating the 14 cemeteries which you operate under long-term leases and other agreements “that do not qualify as acquisitions for accounting purposes,” but you consolidate the assets and liabilities of merchandise and perpetual care trust associated with these cemeteries as variable interest entities (VIEs).

The Company operates 14 cemeteries under long-term lease, operating or management agreements (collectively, the “Agreements”) in which the Company does not have a controlling financial interest, as defined in ASC 810, including 13 cemeteries operated by the Company pursuant to the terms of a Lease Agreement and a Management Agreement, each dated September 26, 2013 (collectively, the

3331 Street Road, Suite 200 • Bensalem, PA 19020

215-826-2800 • www.StoneMor.com

“AOP Agreement”) with the Archdiocese of Philadelphia (the “AOP”) that closed in the second quarter of 2014. As a result, the Company did not consolidate all the existing assets and liabilities related to these 14 cemeteries. The Company has consolidated the existing assets and liabilities of these cemeteries’ merchandise and perpetual care trusts as variable interest entities since the Company controls and receives the benefits and absorbs any losses from operating these trusts. Under the Agreements, which are subject to certain termination provisions, the Company is the exclusive operator of these cemeteries.

The Company earns revenues related to sales of merchandise, services, and interment rights and incurs expenses related to such sales, including the maintenance and upkeep of these cemeteries. Upon termination of the Agreements, the Company will retain all the benefits and related contractual obligations incurred from sales generated during the contract period. The Company has also recognized the existing merchandise liabilities that it assumed as part of the Agreements. Moreover, the funds held by the AOP prior to the AOP Agreement for endowed/perpetual care remained property of the AOP (including any income generated by these funds). The Company established and maintains its own perpetual care and merchandise trusts based upon sales made after the agreement date with the AOP. Please note that the AOP did not have merchandise trust funds as it did not sell pre-need cemetery merchandise products.

Archdiocese of Philadelphia

In determining if the AOP meets the definition of a VIE, and, if so, whether the Company is the AOP’s primary beneficiary, the Company considered that all the significant decision-making is through the AOP, and in accordance with the state statutory and religious requirements.

The AOP is a not for profit (“NFP”) entity that serves as the lessor and licensing party of the cemeteries and is therefore exempt from the VIE subsections of ASC 810. In substance, the AOP Agreement functions as an operating agreement whereby the Company has acquired certain exclusive rights to operate the properties and reap the associated awards. However, the cemeteries must be operated consistent with the religious beliefs and practices of the NFP, subject to limited carve outs. Further, the Company does not have the right to change the appearance or character of the cemeteries. The Company is also not free to transfer its interest in the AOP Agreement. These factors collectively limit the Company’s ability to fully control the cemeteries.

Under the AOP Agreement, the AOP does not lack any of these rights or powers. The Company has the ability and power to impact the properties’ economic performance by its use of and investments in the leased/licensed property (i.e. changing the value of the economic resources through investment in or

3331 Street Road, Suite 200 • Bensalem, PA 19020

215-826-2800 • www.StoneMor.com

depletion of the resources) but does not absorb any of the losses or benefits in the residual value of the underlying properties. The Company also does not have the direct power to impact the operations of the AOP as it has no voting or management rights in the entity. For example, AOP could force a termination (in year 11) or even breach the lease and license agreement and the Company would not be able to stop this operational decision. In addition, the AOP has imposed significant limitations and approval requirements on the Company’s operations under the AOP Agreement which grants them power to direct the activities that impact the economic value of the properties. These abilities of the AOP grant them significant power in directing the properties’ operations and can have considerable impact on the cash flows as a result, the Company does not consolidate the AOP.

Non AOP Managed Location

In determining if the one cemetery managed by the Company that is not covered by the AOP Agreement (the “Managed Location”) meets the definition of a VIE, the Company considered that all the significant decision-making is through the Board of Directors of the nonprofit corporation that retained ownership of the Managed Location, and in accordance with the state statutory requirements, if applicable. Specifically, the Agreement with respect to the Managed Location generally provides the owner’s Board of Directors with the responsibility for setting, adjusting and determining all pricing and other aspects of the finances of the Managed Location. Moreover, the Company does not control the owner’s Board of Directors and therefore has limited power to direct the activities that impact the economic value of the Managed Location.

In determining if the Company was the primary beneficiary of the VIE, we considered both whether the Company directs the activities of the VIE that most significantly impact the performance and whether the Company absorbs the risk of losses. For the Managed Location, the Company manages the operations and provides working capital as needed if cash flow from earnings is not sufficient to cover operating expenses. The Company absorbs the losses in the event there is a gap between cash flow from operations and operating expenses. Accordingly, in the case of the Managed Location, the Company does not have power to direct the activities that most significantly impact the VIE’s performance and the obligation to absorb losses or the right to receive benefits of the VIE that could be significant. Therefore, the Company therefore concluded that it is not the primary beneficiary of the VIE.

3331 Street Road, Suite 200 • Bensalem, PA 19020

215-826-2800 • www.StoneMor.com

Perpetual Care and Merchandise Trusts

The Company will discuss the accounting for both the perpetual care and merchandise trusts together. State laws require the Company to place a portion of the internment right funds collected and preneed funeral and cemetery merchandise contract payments into separate trusts (the “Trusts”). The Trusts are designed to provide for the perpetual care of the cemeteries and to ensure adequate finds are available to service pre-need customers in the future. The Trusts’ earnings provide the Company with the funds to maintain the cemeteries and to compensate the Company for inflation in the costs of servicing the preneed contracts.

The trustee of the Trusts has oversight of the operating activities of the Trusts, including the execution of the investment policy set forth by the applicable state statue and the distribution of corpus and earnings from the trusts. The Company, through its subsidiary Cornerstone Trust Management Services LLC (“CTM”), provides investment advisory and administrative services to the trustee of the Trusts. The beneficial interest in the net assets and earnings of the Trusts represents the equity at risk. In addition, the Company has the responsibility to deliver the goods or services promised in the contract in exchange for the corpus and earnings of the merchandise Trusts.

In determining if the Trusts meet the definition of VIEs, the Company considered that all the significant decision-making is in accordance with the state statutory requirements and those states have no equity at risk in the entities. The state determines the amount of funds that are required to be placed into trust, applies the prudent investor rule to the types of investments made by the Trusts and specifies when distributions can be made from the Trusts. The Company can elect the Trustee and has oversight for the Trusts’ investments through the trust committee of CTM; however, those investment elections must meet the statutory requirements prescribed for the Trusts. The Company determined that, due to the lack of decision-making ability, the Trusts should be classified as VIEs.

In determining if the Company is the primary beneficiary of the VIE, the Company considered both whether the Company directs the activities of the VIE that most significantly impact its performance and whether the Company absorbs the risk of losses. For the perpetual care Trusts, to the extent that the earnings do not cover the maintenance of the cemeteries, the Company must cover the expenses. Additionally, the Company is the legal beneficiary of the perpetual care Trusts, as it receives all the income generated by those Trusts and absorbs any losses. In terms of the merchandise Trusts, the

3331 Street Road, Suite 200 • Bensalem, PA 19020

215-826-2800 • www.StoneMor.com

Company will absorb any losses in the Trusts as it delivers the future merchandise to the customers. In the case of both the perpetual care and merchandise Trusts, the Company is the primary beneficiary as the Company controls and receives all the benefits and absorbs any losses from operating these Trusts. As a result, the Company believes that it has properly consolidated the assets and liabilities of the Trusts associated with the cemeteries that are the subject of the Agreements.

*    *    *    *    *

If you or any other member of the staff have any questions or would like to discuss any of these matters further, please do not hesitate to contact the undersigned at (215) 826-2800.

Very truly yours, /s/ Jeffrey DiGiovanni
Jeffrey DiGiovanni,
Senior Vice President and
Chief Financial Officer

3331 Street Road, Suite 200 • Bensalem, PA 19020

215-826-2800 • www.StoneMor.com